SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

       Form 20-F      ✓                           Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

       Yes                                            No      ✓

       (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                     .)

       N/A

This Form 6-K consists of:

An announcement regarding appointment of vice presidents of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on May 28, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement on the Appointment of Vice Presidents

China Petroleum & Chemical Corporation and the directors of the Board of Directors of China Petroleum & Chemical Corporation warrant that there are no false representations, misleading  statements or material  omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) issued the notice and documents of the seventeenth meeting of the Fifth Session of the Board of Directors (the “Board”) of the Company (the “Meeting”) on 20 May 2014. The Meeting was held by way of written resolution on 28 May 2014, at which the Resolution on the Appointment of the Vice Presidents of the Company was considered and approved.

Voting result: 15 voted in favour, 0 voted against and 0 abstained. The resolution was approved unanimously by all the independent non-executive  directors  of  the Company.

In accordance with the resolution of the Meeting, the Board is pleased to announce that Mr. Chang Zhenyong and Mr. Huang Wensheng are hereby appointed as the Vice Presidents of the Company with effect from 28 May 2014.

Biographies of Mr. Chang Zhenyong and Mr. Huang Wensheng are as follows:

Chang Zhenyong, aged 56, is a professor level senior engineer with a master degree. From September 1997, Mr. Chang worked as the Deputy Manager of Tianjin Petrochemical Company and the Deputy Manager and Manager of Sinopec Tianjin Company. From February 2004 to November 2005, he was appointed as the deputy mayor and a member of the CPC Standing Committee of Beihai City of Guangxi Zhuang Autonomous Region. In November 2005, he was appointed as the Director General of Production and Operation Management Department  of  Sinopec  Corp. From December 2007, he served as the General Manager of Sinopec Qilu Company. From April to December in 2010, Mr. Chang was elected as Employee Representative Supervisor of Sinopec Corp. In July 2010, he was appointed as the deputy Chief Engineer and the Director General of the Chemical Segment of Sinopec Corp., and concurrently served as a director of Sinopec Xinjiang Energy and Chemical Co., Ltd. since February 2012. In August 2012, he was concurrently appointed as the Vice Chairman of Sinopec Great Wall Energy and Chemical Co., Ltd. and Zhongtian Synergetic Energy Co., Ltd.

Huang Wensheng, aged 47, Secretary to the Board of Directors and Director General of the Board Secretariat of Sinopec Corp. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; He has served as the Deputy Director General of President’s office of Sinopec Corp. since August 2009. In September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in May 2012, he was appointed as Secretary to the Board of Directors.

By order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

28 May 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director

*	Non-executive Director

+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: May 29, 2014